HIVE Announces Quarterly Revenue of $29.2 Million, Adjusted EBITDA of $17.3 Million with an Increase in Bitcoin Holdings to 2,805

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - February 12, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, announces its results for the third quarter ended December 31, 2024 (all amounts in US dollars, unless otherwise indicated).

Financial and Operational Highlights for Q3 FY2025

  Total Revenue: $29.2 million, from digital currency mining and high-performance computing (HPC) hosting services.

  Operating Margins: $6.1 million from gross operating margins, representing profitable operating margins from Bitcoin mining and HPC business units.

  HPC Growth: The HPC business achieved a $10 million annualized run rate based on quarterly revenues of $2.5 million, highlighting HIVE's presence in high-performance computing markets.

  Bitcoin Production: Mined 322 Bitcoin during the quarter, contributing to HIVE's HODL position.

  Adjusted EBITDA1: $17.3 million, reflecting strong financial and operational management.

  Net Income: Net income after tax of $1.3 million, driven by foreign exchange gains and unrealized gains on investments, a significant improvement over the $7.0 million loss in the same period last year.

  Digital Assets: Total digital currency assets valued at $260.8 million, including 2,805 Bitcoin, in line with HIVE's strategy to build digital holdings. Using a Bitcoin price of $93,400 at quarter end.

1Adjusted EBITDA and other non-GAAP financial measures used in this release are not recognized under GAAP or IFRS.

Management Insights

Darcy Daubaras, HIVE's CFO, stated, "HIVE delivered another strong quarter with revenue, net income and adjusted EBITDA of $29.2 million, $1.3 million and $17.3 million, respectively. In addition, we ended the quarter in a robust financial position with $270.7 million in cash and digital currencies."

Frank Holmes, HIVE's Executive Chairman, stated, "We ended calendar year 2024 with a record Bitcoin HODL of 2,805 Bitcoin valued at over $260 million. This represents a 263% year-over-year increase from $72 million of Bitcoin on our balance sheet at the end of December 2023. We achieved this while keeping shareholder dilution among the lowest in the industry, with our total shares outstanding increasing only 51% over the same period to fund our growth. This performance demonstrates the result of our leading operational efficiency and disciplined capital allocation strategy of focusing on maximizing cash return on invested capital, which has consistently been one of the highest in the industry."

Aydin Kilic, President & CEO, stated, "We are very pleased with our performance to close out calendar 2024, mining 1,770 Bitcoin during this period while navigating through HIVE's third Bitcoin halving. Looking ahead to calendar 2025, we are excited to execute on a transformative year with a target to position HIVE as one the largest Bitcoin miners in the world. Our 300 MW expansion in Paraguay has an objective to drive a 4x increase in our hashrate from 6 EH/s to 25 EH/s by September, 2025. In addition, we are excited to continue to grow our high-performance computing revenue with our new NVIDIA H100 and H200 clusters that are projected to deliver $20 million of high-margin run-rate revenue for cloud computing and AI model training services by calendar Q2 2025 based on current growth and performance trends."

HIVE's Future Hashrate Growth

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/240524_9dd49490d4fe7927_001full.jpg

Q3 F2025 Operational and Financial Details

Revenue from Mining and HPC Services: Total revenue of $29.2 million, including $26.7 million from digital currency mining and $2.5 million from HPC, with a gross operating margin of $6.1 million (21%).

SG&A Costs: The Company maintained one of the lowest G&A cost structures in the industry, reporting $4.6 million in G&A for Q3, up slightly from $3.7 million in the same period last year. This low-cost approach allowed HIVE to maximize cash returns on invested capital, resulting in a corporate margin2 of $2.5 million on a cash basis.

Adjusted EBITDA: HIVE achieved an Adjusted EBITDA of $17.3 million for the quarter and net income of $1.3 million after tax, or $0.01 per share, compared to a net loss of $7.0 million after tax, or a loss of $0.08 per share, in the same period last year. The improvement compared to the prior period was mainly driven by unrealized gains on investments and equipment sales.

Bitcoin Holdings and HODL Strategy: As of Q3, HIVE held 2,805 unencumbered, unleveraged Bitcoin, mined exclusively using green energy, reinforcing the Company's commitment to sustainable asset-building.

Expansion and Hashrate Growth

Sequential Hashrate Increase: HIVE's Bitcoin mining hashrate grew by 7.1%, from 5.6 EH/s in September 2024 to 6.0 EH/s in December 2024, driven by upgrades to the Company's Bitcoin mining fleet with state-of-the-art Avalon machines procured from Canaan Inc., boosting both the efficiency and capacity of its operations.

Paraguay Expansion: HIVE's initial 100 MW project in Paraguay remains on track for energization by June 2025, which will provide 6.5 EH/s of hashrate from Bitmain S21+ hydro-cooled ASICs, bringing HIVE's interim target to 13 EH/s.

In parallel, the Company's recently announced LOI to acquire the Yguazú site from Bitfarms Ltd., when closed, would add an additional 200 MW, developed in two phases:

  Phase 1: Scheduled for completion by April 1, 2025. Construction is already 80% complete, with essential infrastructure nearing readiness. Phase 1 will add approximately 6 EH/s of capacity, which we expect to have fully hashing in calendar Q2 2025. HIVE will be assuming the remaining payments in this phase, which includes payments to full energization.

  Phase 2: Expected to complete by August 31, 2025, Phase 2 will add 6.5 EH/s with hydro-cooled ASICs, leveraging advanced efficiency.

HIVE's enhanced operational capacity in Paraguay will total 300 MW upon completion, bringing its global capacity, including existing facilities in Canada and Sweden, to 450 MW by Q3 2025.

Financial Flexibility Through Equity Distribution

On October 3, 2024, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with Stifel, as lead agent, and a syndicate of agents including Canaccord Genuity, Roth Canada, B. Riley Securities, and Northland Capital Markets (collectively, the "Agents").

The Company, at its sole discretion, may sell up to US$200 million of common shares under the at-the- market equity program (the "ATM Program"). The Company has the flexibility to terminate the Equity Distribution Agreement prior to reaching the US$200 million in gross proceeds. Any use of proceeds will be aligned with the Company's general corporate requirements, debt repayments and potential future acquisitions. Any common shares issued by the Company under the ATM Program will be sold by the Agents at the prevailing market price at the time of sale. Details of the offering are available in a prospectus supplement dated October 3, 2024. Copies of these documents are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

At-the-Market Offering

For the three-month period ended December 31, 2024, the Company issued 21,367,527 common shares (the "October 2024 ATM Shares") pursuant to the October 2024 ATM Equity Program for gross proceeds of C$122.6 million ($87.5 million). The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$5.74. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $2.3 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $0.4 million in fees related to its October 2024 ATM Equity Program.

The Company is using the net proceeds from the October 2024 Equity Distribution Agreement for the purchase of data center equipment, strategic investments, and general working capital.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three and nine months ended December 31, 2024 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for the three and nine months ended December 31, 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

____________________

[1] Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

[2] Corporate margin = operating margin less SG&A

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/240524